Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2007

Ms. Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: Salix Pharmaceuticals, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the Period Ended September 30, 2007
Filed August 9, 2007
File No. 000-23265

Dear Ms. Logan:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K - December 31, 2006

Manufacturing, page 9

1.   It appears you have not yet filed the following agreements:

- Omnichem s.a.;
- Pharmazell;
- Nexgen Pharma Inc.;
- Carton Service;

- aaiPharma;
- Paddock Laboratories;
- Crown Laboratories;
- WellSpring Pharmaceuticals; and
- the supply agreement with Merck.

Please provide a detailed analysis supporting your determination that you are not required to file each of these agreements pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q - Period Ending September 30, 2007

2. We note you entered into a license agreement with Wilmington Pharmaceuticals, LLC in September 2007. This agreement does not appear to be filed. Please provide an analysis supporting your determination that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the processing of your response. You may contact Greg Belliston, Staff Attorney, at (202) 551-3861, or Suzanne Hayes, Branch Chief, at (202) 551- 3675 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant